January 22, 2007

VIA EDGAR AND HAND DELIVERY

Mr. Perry Hindin, Esq.

Mr. Donald C. Hunt, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 6010

Washington D.C. 20549

U.S.A.

RE:	JA Solar Holdings Co., Ltd.
Amendment No. 1 to the Registration Statement
on Form F-1 as Filed on January 22, 2007

Dear Mr. Hindin and Mr. Hunt:

On behalf of our client, JA Solar Holdings Co., Ltd. (the “Company”), in connection with its proposed public offering of American depositary shares representing its ordinary shares, we are submitting Amendment No. 1 to the Registration Statement of the Company on Form F-1 filed on January 16, 2007. Enclosed with this letter are four courtesy copies of Amendment No. 1 to the Registration Statement (“Amendment No. 1”) marked to show changes from the Registration Statement submitted to the Commission on January 16, 2007 (the “January 16 Registration Statement”). The changes reflected in the Amendment No. 1 include (i) those made in response to the comments of the Staff set forth in the letter dated January 18, 2007 with respect to the January 16 Registration Statement (the “January 18 Letter”), and (ii) other amendments intended to update, clarify or improve the Company’s disclosure.

Set forth below are the responses to the comments raised by the Staff in the January 18 Letter based on information furnished by the Company. For the convenience of the Staff, the Company has addressed each of the comments from the January 18 Letter, which are restated here, and numbered each of its responses to correspond to the numbers indicated in the January 18 Letter. All references to page numbers in the responses below, unless the Company otherwise indicates, are to the pages in Amendment No. 1.

Perry Hindin, Esq.

Donald C. Hunt, Esq.

January 22, 2007

General

1.	Please submit on Edgar all copies of correspondence previously sent to the SEC via mail or facsimile, including copies of letters sent to the Staff in response to Staff comments.

In response to the Staff’s comment, the Company has submitted on Edgar all copies of correspondences previously sent by the Company to the Commission, including copies of all letters sent to the Staff in response to Staff comments.

Recent Development, page 2

2.	We note your disclosure in the first paragraph on page 2. It is inappropriate to present revenues for the noted periods without an appropriate measure of income. Please revise your disclosure accordingly or remove such disclosure.

In response to the Staff’s comment, the Company has removed the disclosure on page 2 regarding revenues for the noted period.

3.	Given the disclosure in the second paragraph of this section, in the second paragraph on page 73, and in the first paragraph on page 82, please supplement your disclosure in your Management’s Discussion and Analysis section to discuss any known trends, uncertainties, demands, commitments or events resulting from or related to the PowerLight and Crown Renewable Energy agreements that are reasonably likely to have a material effect on the company’s net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition. See Item 5.D of Form 20-F.

Perry Hindin, Esq.

Donald C. Hunt, Esq.

January 22, 2007

In response to the Staff’s comment, the Company has added on pages 51 to 52 an additional factor affecting its results of operations to describe any known trends, uncertainties, demands, commitments or events resulting from or related to the customer agreements with PowerLight and Crown Renewable Energy that are reasonably likely to have a material effect on the company’s net sales or revenues, income from continuing operations, profitability, liquidity or capital resources.

Prepayment arrangements for procurement of silicon wafers…, page 15

4.	Clarify in your disclosure the statement regarding M.SETEK’s agreement to credit US$1.00 against your US$100 million prepayment for each silicon wafer it will deliver to you. For example, will this credit apply to the current $5.00 unit price or does the unit price currently reflect such credit? Will this credit apply to future unit prices that are not as yet determined?

In response to the Staff’s comment, the Company has revised the disclosure on page 15 and page 79 to clarify the prepayment arrangement under the M.SETEK agreement as it relates to credits of US$1.00 per silicon wafer regardless of unit price.

Contractual Obligations, page 63

5.	Revise your disclosure to identify the European supplier with whom you entered into a polysilicon supply agreement in January 2007, and file such agreement as an exhibit to your registration statement. Similarly, to the extent required by Item 601 of Regulation S-K, please file as exhibits the agreements related to your purchase of new equipment for your planned facilities in Shanghai.

With respect to the polysilicon supply agreement the Company entered into in January 2007, the Company has amended the disclosure on page 64 to indicate that the supplier is a major European-based polysilicon manufacturer. The Company respectfully submits that it is under a confidentiality obligation with the manufacturer not to disclose its identity without its consent. Although the Company believes, in light of the current description of its arrangement with the supplier, that the identity of the supplier is not material, the Company is currently in discussions with the supplier but has not obtained its consent. The Company will continue to use its best efforts to obtain the consent of the supplier to disclose its identity in the registration statement. In addition, the Company respectfully submits that for the reasons set forth below, this

Perry Hindin, Esq.

Donald C. Hunt, Esq.

January 22, 2007

polysilicon supply agreement is not a “material contract” as defined in Item 601 of Regulation S-K but a contract entered into in the ordinary course of business, and therefore, the Company should not be required to file this agreement as an exhibit. In particular, the delivery of polysilicon under this supply agreement will not start until 2009 and the estimated annual supply amount for 2009 under this agreement would only constitute less than 3% of the Company’s anticipated annual manufacturing capacity as of the end of 2007. As such, this supply agreement does not qualify as a material supply contract upon which the Company’s business is “substantially dependent” as provided by Item 601(b)(10)(ii)(B) of Regulation S-K.

In response to the Staff’s comment on the equipment purchase agreements, the Company has filed as exhibits to this Amendment No. 1 its equipment purchase agreements with Roth & Rau AG and Baccini S.P.A. pursuant to Item 601(b)(10)(ii)(C) of Regulation S-K, as the consideration paid for the equipment under each of these two agreements exceeds 15% of the Company’s fixed assets on a consolidated basis as of September 30, 2006.

Exhibits

6.	Please file as an exhibit the long-term sales agreement with Crown Renewable Energy, LLC referenced on page 82 of your registration statement.

In response to the Staff’s comment, the Company has filed the long-term sales agreement with Crown Renewable Energy, LLC as Exhibit 10.11 to the Registration Statement.

Exhibit 5.1

7.	Please obtain an updated opinion of counsel that eliminates the reference to a “to be filed” registration statement and a “draft” of the prospectus. The revised opinion should refer specifically to the registration statement filed and its file number.

In response to the Staff’s comment, the Company’s Cayman Islands counsel, Conyers, Dill & Pearman has updated its opinion and the Company has filed the updated opinion as Exhibit 5.1 to the Registration Statement.

Perry Hindin, Esq.

Donald C. Hunt, Esq.

January 22, 2007

Exhibit 10.10

8.	We note your reference to an application for confidential treatment. We will review and provide any comments related to your request separately. Comments must be resolved and your application must be complete before we may accelerate the effective date of your registration statement.

The Company understands that confidential treatment request must be complete before the Commission may accelerate the effective date of the Company’s registration statement. The Company looks forward to receiving comments from the Staff on the confidential treatment request filed on January 16, 2007 in connection with Exhibit 10.10.

*            *            *

We greatly appreciate the Staff’s cooperation in reviewing the Company’s filing. Please contact the undersigned in Hong Kong at the office: (852) 3740-4780, at home: (852) 2803-1823, or mobile phone: (852) 9460-8675 or Mr. Martin Foley, Partner of PricewaterhouseCoopers at the office: (86) 10-6533-2396, or mobile phone: (86) 139-1031-5286; or Suresh Persaud, designated filing reviewer for PricewaterhouseCoopers at the office: 1-973-236-7272 if you wish to discuss the Company’s revised submission.

Very truly yours,

/s/ Gregory G.H. Miao

Gregory G.H. Miao

cc:	Huaijin Yang, JA Solar Holdings Co., Ltd.
Mark Pols, Piper Jaffray & Co.
Chetan Bhatia, CIBC World Markets
Leiming Chen, Simpson Thacher & Bartlett LLP
Martin Foley, PricewaterhouseCoopers